

Mail Stop 3720

April 22, 2009

VIA U.S. MAIL AND FAX (212) 846-1640
Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re: Viacom Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 12, 2009**
> **File No. 1-32686**

Dear Mr. Dooley:

     We have reviewed your supplemental response letter dated April 3, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filmed Entertainment, page 42

1. We note your response to prior comment 3. Please provide us a high level journal entry illustrating the accounts and related amounts that you recorded in connection with the Dreamworks transaction in order that we may better understand how the transaction was structured and its impact on your financial statements. We may have further comments. Additionally, tell us and disclose

    - If DW Studios maintained substantially the same net assets and employees as Dreamworks LLC (except as disclosed) following the transaction
    - How you accounted for Paramount's option to co-finance and co-distribute certain projects in development which were acquired by the Dreamworks principals
    - Whether you reassessed the recoverability of any assets that you had obtained through the Dreamworks acquisition due to certain restrictions on the right to

> use the DreamWorks mark and name, following the subject Dreamworks transaction. In this regard, we note that you had recorded goodwill and a significant increase in the "Film distribution and fulfillment services" intangible asset in connection with the earlier Dreamworks LLC acquisition.
>
> - What your obligations are, if any, to the film funds that co-financed Dreamworks titles as a result of the Dreamworks transaction.

Film Accounting, page 69

2. We note your response to prior comment 6. Please supplementally confirm to the staff, if true, that you write off to the income statement that excess of the unamortized film costs over fair value *in full in the same period* when the assessment is made. In this regard, we note that your proposed disclosure appears to apply to a situation in which your estimates of ultimate revenues have declined (or increased) but the fair value continues to exceed the unamortized cost.

3. We note your response to prior comment 7. In your proposed disclosure, please identify and discuss the most sensitive factor affecting your updated estimates of ultimate revenues for films subsequent to their initial release and for television programming, and the nature of the revenue sources from which you derive expected and actual results. Additionally, please disclose your basis for deriving the discount rate to be applied to the cash flows of a film to determine its fair value. Refer to paragraph 47 of SOP 00-02.

Acquired Programming Rights, pages 69-79

4. We note your response to prior comment 8. Please also include in your proposed disclosure your definition of a daypart and what your dayparts consist of.

5. Refer to the third paragraph of your response in which you stated that "despite the ratings decline experienced for certain of the Company's programming, the Company's programming services continue to generate *substantial advertising* and growing affiliate fee revenues that result in profitable programming services." However, on page 49 of your Form 10-K, you disclosed that "During 2008, we experienced s*oftness in the overall advertising market*, particularly in the second half of the year, as well as ratings challenges at certain channels." Please clarify your statements and reconcile these apparent inconsistencies.

Fair Value Measurements, page 72

6. We note your response to prior comment 9.We continue to believe that in light of the significance of goodwill in your financial statements, you should expand your disclosure to provide your investors with sufficient information about

management's insights and assumptions with respect to the recoverability of goodwill and therefore reissue our prior comment in part. Your estimates of fair value and conclusions on recoverability are dependent on critical input variables factored in your valuation model. In particular, since you utilize the discounted cash flow approach, we asked that you disclose at a minimum

- the discount rates that were applied to the cash flows of each reporting unit and how these discount rates were determined, including your consideration of any market risk premiums. Please further identify specific risks inherent in the future cash flows of the respective reporting units that you alluded to in your response.
- your assumed growth rates, period of assumed cash flows and terminal value assumptions. Please specify the time horizon covered by the cash flows forecast period based on your budget and long-term business plan.

Item 15(a) – Schedule II – Valuation and Qualifying Accounts, page 134

7. We note your response to prior comment 15 and your statement that the 'manufacturing and shipment strategy utilized by the Company and the industry at large … results in return rates which are generally higher than those of other retail products." We further note the continuing year-over-year increase in sales returns as a percentage of gross and net sales. Accordingly, it appears to us that you should revise your sensitivity analysis on page 71 to reflect an incremental change in your estimated sales returns based on a more likely rate of increase in returns per your historical experience, which appears to be significantly greater than 1%.

8. Refer to your statement that "a long established operating history … has enabled the Company to develop and maintain significant empirical data surrounding the performance of … content." Please tell us and disclose

- the nature of the subject empirical data and how you have evaluated it to enable you to make reliable estimates of product returns. In this regard, we note that during the past three years, your return allowances have continued to increase as a percentage of sales and further, increased at a much higher rate than the increase in sales (gross and net) on a year-over-year basis.
- How average return rates in the film industry and yours in particular compare with return rates of other retail products and what those average rates are
- If you anticipate any change in the trend of returns during 2009 and thereafter as a result of the Dreamworks transaction. In this regard, we refer you to your response letter dated April 15, 2008 in which you attributed the increase in actual returns received and processed during 2007 to "an increase in the

number and mix of titles, including a full year of DreamWorks and DreamWorks Animation returns processed in 2007."

- Whether a significant portion of the 2008 returns pertained to DreamWorks titles.
- If you re-evaluated the ultimate revenues of the particular released films or titles based on the extent of recent home entertainment sales returns experience which could be higher than average for the most recent releases.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Stephen T. Giove, Shearman & Sterling